Exhibit (a)(2)(A)

February 2, 2016

Dear Stockholder:

On behalf of the Board of Directors of ANADIGICS, Inc. (“ANADIGICS”), I am pleased to inform you that on January 15, 2016, ANADIGICS agreed to be acquired by II-VI Incorporated, pursuant to the terms of an Agreement and Plan of Merger by and among ANADIGICS, II-VI Incorporated (“II-VI”) and Regulus Acquisition Sub, Inc. (“Regulus”), a wholly-owned subsidiary of II-VI (the “Merger Agreement”). Today Regulus has commenced a tender offer (the “Offer”) to purchase all outstanding shares of common stock of ANADIGICS (the “Common Stock”) at a price of $0.66 per share, net to the seller in cash, without interest and less applicable withholding taxes.

If the Offer is completed successfully, Regulus will be merged with and into ANADIGICS, with ANADIGICS becoming a wholly-owned subsidiary of II-VI, and any Common Stock not purchased in the Offer will be converted into the right to receive an amount equal to $0.66 per share in cash, without interest and less applicable withholding taxes, pursuant to the merger (the “Merger”) as set forth in the Merger Agreement. Unless subsequently extended, the Offer is scheduled to expire at 11:59 P.M., New York City time, on March 1, 2016. As more fully set forth in the Merger Agreement, the Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of shares of Common Stock that, together with the shares then owned by II-VI and Regulus, if any, would represent at least a majority of the shares outstanding of ANADIGICS (assuming the conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration date of the Offer, regardless of the conversion or exercise price).

After careful consideration, including a thorough review of the terms of the Offer with ANADIGICS’s legal and financial advisors, at a meeting held on January 15, 2016, the Board of Directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of ANADIGICS and its stockholders; (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the Delaware Law; and (iii) resolved to recommend that ANADIGICS’s stockholders tender their shares to Regulus pursuant to the Offer.

Accordingly, for the other reasons described in more detail in the enclosed copy of ANADIGICS’s Solicitation/Recommendation Statement, the Board of Directors unanimously recommends at this time that ANADIGICS’s stockholders tender their shares pursuant to the Offer.

The Solicitation/Recommendation Statement contains additional information relating to the Offer and the Merger, including a description of the reasons for the Board of Directors’s recommendations described above. Also enclosed are Regulus’s Offer to Purchase, dated February 2, 2016, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

Ronald L. Michels,

Chairman and Chief Executive Officer

ANADIGICS, Inc. / 141 Mt. Bethel Rd. / Warren, New Jersey 07059 / USA / 908-668-5000